[LOGO]

                                    August 1, 2008

Ms. Kei Ino
Staff Accountant
Securities and Exchange Commission
Washington, DC
Via facsimile to 202.772.9396

Re: IntegraMed America, Inc., Form 10-K December 31, 2007, Form 10-Q March 31, 2008, File No. 000-20260

Dear Ms Ino:

We are in receipt of your letter of July 25, 2008 and are working on our response. We find that we will not be in a position to complete our response within the ten business days as you requested.

We are hereby requesting an extension of time to respond until August 29, 2008.

The reasons for our request are as follows:

      I was out of the office until July 30 and did not receive your letter until then.

      We were focused on our auditors review of the second quarter results, the related earnings release and earnings analyst call this week.

      We are working on filing our 10-Q next week.

      Our auditors tell us that it will take at least five business days for them to complete their review of our response.

We will make every effort to provide you with our response prior to August 29.

I appreciate your consideration in this matter.

Sincerely,


John W. Hlywak, Jr.
Executive Vice President and Chief Financial Officer